Microsoft Word - Point Beach ASA Amendmenttest.rtf

Exhibit 2.1

May 24, 2007

James C. Fleming, Esq.
Executive Vice President and General Counsel
Wisconsin Electric Power Company
231 West Michigan Street
Milwaukee, Wisconsin 53203

Dear Jim:

Reference is made to the Asset Sale Agreement among Wisconsin Electric Power Company (WEPCO), FPL Energy Point Beach, LLC (FPLE-PB), and FPL Group Capital, Inc. dated December 19, 2006 (ASA). Capitalized terms used and not otherwise defined in this letter shall have the respective meanings ascribed to such terms in the ASA.

This letter confirms our understanding and agreement regarding changes to certain terms of the ASA.

The Parties anticipate that the IRS will grant, prior to the Closing Date, a private letter ruling that will include a ruling in substance determining that, if WEPCO transfers less than 100 percent of the assets of Seller's Qualified Decommissioning Fund to Buyer or Buyer's Nonqualified Decommissioning Fund, the IRS will exercise its discretion under Treas. Reg. section 1.468A-5(c)(1) to disqualify the Seller's Qualified Decommissioning Fund in its entirety as of the Closing Date or immediately prior to any transfer of assets of Seller's Qualified Decommissioning Fund to Buyer or the Buyer's Nonqualified Decommissioning Fund (the "Alternate Requested Ruling").

For purposes of this letter, the term "Nonqualified Decommissioning Fund" shall mean the external trust fund that does not meet the requirements of Code Section 468A or Treas. Reg. 1.468A-5, maintained by the Seller with respect to the Facilities prior to Closing pursuant to Seller's Decommissioning Trust Agreement or that is maintained by the Buyer with respect to the Facilities after Closing pursuant to Buyer's Post-Closing Decommissioning Trust Agreement.

The Parties hereby agree that if the Alternate Requested Ruling is obtained prior to the Closing Date, Seller shall have the option of proceeding under the Alternate Requested Ruling. Seller shall notify Buyer in writing at least 10 days prior to the Closing Date of its intent to exercise this option. In the event that the Alternate Requested Ruling is obtained and Seller exercises this option:

  Seller shall transfer to the Trustee, on the Closing Date, under the Post-Closing Decommissioning Trust Agreement an amount equal to the "Decommissioning Target." For purposes of this letter, the "Decommissioning Target" means the greater of: (a) an amount equal

  James C. Fleming, Esq.
  May 24, 2007

  to Three Hundred Sixty Million Dollars ($360,000,000), which amount shall be increased by five and one half percent (5.5%) per annum, which shall be compounded daily on and after August 31, 2007 through and including the Closing Date; (b) the minimum amount sufficient to comply with all NRC regulations, orders, or directives, regarding the adequacy of Decommissioning funding; or (c) the amount required by the PSCW. This requirement will supercede the condition to obligations of Buyer set forth in Section 6.2(d) of the ASA.

  The Purchase Price shall be decreased by forty seven million dollars ($47,000,000),and the Purchase Price Adjustments set forth in Sections 2.3(b)(i)(6), 2.3(b)(i)(7) and 2.3(b)(i)(9) of the ASA shall not apply to the transaction.

  The Purchase Price shall be increased in an amount equal to the product of 0.25 multiplied by the difference between (a) the Decommissioning Target and (b) Three Hundred Sixty Million Dollars ($360,000,000) which amount shall be increased by five and a half percent (5.5%) per annum, which shall be compounded daily on and after August 31, 2007 through and including the Closing Date; provided, that such difference is a positive amount.

  The assets of the Seller's Nonqualified Decommissioning Fund equal to the Decommissioning Target shall be treated as Point Beach assets pursuant to Section 2.1(a) of the ASA. To the extent the market value of the assets in the Seller's Nonqualified Decommissioning Fund are less than the Decommissioning Target, assets transferred by Seller to Buyer from Seller's previously qualified Qualified Decommissioning Fund to meet the asset transfer requirement in paragraph 1 of this letter, shall be treated as Point Beach Assets pursuant to Section 2.1(a) of the ASA. All other assets of the Seller's previously qualified Qualified Decommissioning Fund shall be treated as Excluded Assets pursuant to Section 2.1(b) of the ASA.

  Buyer shall not assume or be liable for any Liabilities of Seller or Seller's Qualified Decommissioning Fund for Taxes imposed as a result of the disqualification of Seller's Qualified Decommissioning Fund.

  The representations and warranties of the Seller set forth in Section 3.16 of the ASA and of the Buyer set forth in Section 4.7 of the ASA shall have no further force and effect.

  James C. Fleming, Esq.
  May24, 2007

  Seller hereby represents and warrants to Buyer that with respect to all periods prior to the Closing Date, the Seller's Qualified Decommissioning Fund and Nonqualified Decommissioning Fund are trusts validly existing under the laws of the State of Illinois with all requisite authority to conduct their affairs as they now do; Seller's Qualified Decommissioning Fund and Nonqualified Decommissioning Fund are in full compliance in all material respects with all applicable Laws of the NRC; the Seller's Nonqualified Decommissioning Fund is classified as a grantor trust owned by Seller under Sections 671 to 677 of the Code; Subject only to the Seller's Required Regulatory Approvals, Seller has or as of the Closing will have all requisite authority to transfer assets having a market value equal to the Decommissioning Target from Seller's previously qualified Qualified Decommissioning Fund and Seller's Nonqualified Decommissioning Fund to the Trustee of the Post-Closing Decommissioning Trust Agreement. The representations and warranties set forth in this paragraph 7 shall survive the Closing indefinitely.

  Buyer hereby represents and warrants to Seller that at the Closing; the Post-Closing Decommissioning Trust Agreement for Buyer's Nonqualified Decommissioning Fund will satisfy the NRC's requirements for decommissioning trust provisions in 10 C.F.R. 50.75(h)(i). The representations and warranties set forth in this paragraph 8 shall survive the Closing indefinitely.

  Sections 5.7(c), 5.10(a)-(f), 5.15(a), 5.15(b), and 5.15(c) of the ASA shall have no further force and effect.

  Section 5.17(b)(ii) of the ASA shall be deleted in its entirety and replaced with the following: "Buyer will maintain all decommissioning funds transferred by Seller pursuant to this Agreement in an external trust fund."

Notwithstanding the foregoing, each of the Parties hereby agrees that the terms, agreements, and amendments set forth in this letter shall be effective only upon the receipt of the Alternate Requested Ruling and Seller's exercise of the option hereunder. Except as otherwise expressly provided herein, all other terms and conditions of the ASA shall remain in full force and effect and unchanged, and are hereby ratified, confirmed, and reaffirmed in all such respects.

This letter may be signed in one or more counterparts, each of which may be deemed an original and all of which together constitute one and the same agreement.

James C. Fleming, Esq.
May 24, 2007

Please provide WEPCO's written acknowledgement of this confirmation as soon as possible by signing the acknowledgement set forth below and returning a copy to me.

Sincerely yours,

.

FPL ENERGY POINT BEACH, LLC

By: /s/ Michael O'Sullivan
Michael O'Sullivan
Vice President

Accepted and agreed to:

WISCONSIN ELECTRIC POWER COMPANY

By: /s/ James C. Fleming

Name: James C. Fleming

Title: Executive Vice President & General Counsel

Cc: Susan S. Hassan, Esq.